UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*
                       CONTROL DATA SYSTEMS, INC.
                         (Name of Issuer)
                   Common Stock, $.01 par value
                 (Title of Class of Securities)
                          21238F106
                         (CUSIP Number)
                          Alan M. Stark
                         80 Main Street
                  West Orange, New Jersey 07052
                       (201)325-8660
(Name Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
                       July 9, 1997
     (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No.   21238F106
__________________________________________________________________
     1)   Names of Reporting Person S.S. or I.R.S. Identification
          No. of Above Person

           LEON G. COOPERMAN
           S.S. No. ###-##-####
 _________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)

                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
     3)   SEC Use Only
_________________________________________________________________
     4)   Source of Funds:
          WC
_________________________________________________________________
     5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . . .
          NOT APPLICABLE
_________________________________________________________________
     6)   Citizenship or place of Organization:
          UNITED STATES
_________________________________________________________________
               (7)  Sole voting Power
Number of           642,800
Shares Bene- ____________________________________________________
ficially       (8)  Shared Voting Power
owned by            177,200
Each Report- ____________________________________________________
ing Person     (9)  Sole Dispositive Power
With                642,800
_________________________________________________________________
               (10) Shared Dispositive Power
                    177,200
_________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   820,000
_________________________________________________________________
     12)  Check if the Aggregate Amount in Row (11)
                    N/A
_________________________________________________________________
     13)  Percent of Class Represented by Amount in Box (11):
                    6.5%
_________________________________________________________________
     14)  Type of Reporting Person
               I N

Item 2.   Identity and Background.
           This statement is being filed by Leon G. Cooperman, ("Cooperman"). Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of three limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P., Omega Institutional Partners, L.P., and Omega
Equity Partners, L.P.   They are private investment firms engaged
in the purchase and sale of securities for investment for their own accounts. The business address of Cooperman and the principal business and office of Associates, Omega Capital Partners, L.P., Omega Institutional Partners, L.P., and Omega Equity Partners, L.P. is c/o Omega Advisors, Inc., 88 Pine Street, Wall Street Plaza - 31st Floor, New York, New York 10005. Cooperman is a citizen of the United States.
          Neither Cooperman nor any of the investment entities controlled by him have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration. Cooperman beneficially owns 820,000 Shares. Of this amount, 244,700 Shares were purchased by Omega Capital Partners, L.P., at a cost of $4,486,557; 20,100 Shares were purchased by Omega Institutional Partners, L.P., at a cost of $396,619; 18,600 Shares were purchased by Omega Equity Partners, L.P., at a cost of $372,421; 359,400 Shares were purchased by Omega Overseas Partners, Ltd., at a cost of $7,295,058; and 177,200 Shares were purchased by the Managed Account at a cost of $3,285,211. The source of funds for the purchase of all such Shares was investment capital.

Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's Form 10-Q for the quarterly period ended March 31, 1997 filed with the Securities & Exchange Commission on May 12, 1997, there were 12,603,942 Shares issued and outstanding as of May 5, 1997. Omega Capital Partners, L.P., owns 244,700 Shares, or 1.9% of those outstanding; Omega Institutional Partners, L.P., owns 20,100 Shares, or 0.2% of those outstanding; Omega Equity Partners, L.P., owns 18,600 Shares, or 0.1% of those outstanding; Omega Overseas Partners, Ltd., owns 359,400 Shares, or 2.9% of those outstanding; and the Managed Account owns 177,200 Shares, or 1.4% of those outstanding.
          The following table details the transactions by each of Omega Capital Partners, L.P., Omega Institutional Partners, L.P., Omega Equity Partners, L.P., Omega Overseas Partners, Ltd., and the Managed Account in shares of Common Stock within the 60 day period prior to this filing. All such transactions were open market transactions.
PURCHASES:


                  Omega Capital Partners, L.P.



            Date of                Amount of           Price Per
          Transaction                Shares             Share
          07/09/97                  6,400              $20.08
          07/09/97                  3,400               20.13




               Omega Institutional Partners, L.P.


            Date of                Amount of           Price Per
          Transaction                Shares              Share
          07/09/97                    600              $20.08
          07/09/97                  1,200               20.13



                   Omega Equity Partners, L.P.

            Date of                Amount of           Price Per
          Transaction                Shares              Share
          07/09/97                  6,700              $20.08
          07/09/97                 11,300               20.13


                  Omega Overseas Partners, Ltd.

            Date of                Amount of           Price Per
          Transaction                Shares              Share
          07/09/97                 34,400              $20.08
          07/09/97                 57,600               20.13



                      The Managed Account

            Date of                Amount of           Price Per
          Transaction                Shares              Share
          07/09/97                 11,900              $20.83
          07/09/97                 20,500               20.13



SALES:

                  Omega Capital Partners, L.P.

            Date of                Amount of           Price Per
          Transaction                Shares              Share
          07/14/97                  9,300              $20.46



               Omega Institutional Partners, L.P.

            Date of                Amount of           Price Per
          Transaction                Shares              Share
          07/14/97                    700              $20.46


                   Omega Equity Partners, L.P.

            Date of                Amount of           Price Per
          Transaction                Shares              Share
          07/14/97                 44,400              $20.46


                  Omega Overseas Partners, L.P.

            Date of                Amount of           Price Per
          Transaction                Shares              Share
          07/14/97                 14,000              $20.46


                       The Managed Account

            Date of                Amount of           Price Per
          Transaction                Shares              Share
          07/14/97                  6,600              $20.46



                         Signature
          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 15, 1997


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, pursuant to Power of
Attorney on file.

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Capital Partners, L.P.,
pursuant to Power of Attorney on file.


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Institutional Partners, L.P.,
pursuant to Power of Attorney on file.


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Equity Partners, L.P.,
pursuant to Power of Attorney on file.


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as President of Omega
Advisors, Inc., pursuant to Power
of Attorney on file.


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).